

07007747

SECU... ...MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 49132

RECEIVED JUL 10 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 21, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascension Financial Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

938 Searcy Way
(No. and Street)

Bowling Green	Kentucky	42103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth G. Mueller (270) 467 - 1072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company, LLC
(Name – *if individual, state last, first, middle name*)

9600 Brownsboro Road, Suite 400	Louisvile	Kentucky	40241
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth G. Mueller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascension Financial Solutions, Inc., as of March 31, 20 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENSION FINANCIAL SOLUTIONS, INC.
Bowling Green, Kentucky

FINANCIAL STATEMENTS
March 31, 2007

ASCENSION FINANCIAL SOLUTIONS, INC.
Bowling Green, Kentucky

FINANCIAL STATEMENTS
March 31, 2007

CONTENTS


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Ascension Financial Solutions, Inc.
Bowling Green, Kentucky

We have audited the accompanying statement of net assets in liquidation of Ascension Financial Solutions, Inc. as of March 31, 2007, and the related statements of changes in net assets in liquidation, and cash flows for the period from June 21, 2006 through March 31, 2007 that you are filing pursuant Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 6 to the financial statements, the NASD informed the Company the current ownership would not result in a permissible transfer of registrations necessary to conduct intended business (Note 2). Accordingly, the parent company approved the liquidation of Ascension Financial Solutions, Inc. and subsequently entered into a sales contract to liquidate. As a result, the Company has presented these financial statements under the liquidation basis of accounting.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation of Ascension Financial Solutions, Inc. as of March 31, 2007, and the changes in net assets in liquidation, and its cash flows for the period from June 21, 2006 through March 31, 2007 in conformity with accounting principles generally accepted in the United States of America applied on the basis described in the preceding paragraph.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Crowe Chizek and Company LLC

Louisville, Kentucky
July 13, 2007

ASCENSION FINANCIAL SOLUTIONS, INC.
STATEMENT OF NET ASSETS IN LIQUIDATION
March 31, 2007

ASSETS	
Due from banks	$ 8,931
Total cash and cash equivalents	8,931
Employee advances	1,400
Intangible assets	3,000
Total Assets	$ 13,331
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,111
Shareholder's equity (Net Assets in Liquidation)	
Additional paid-in capital	446,970
Accumulated deficit	(435,750)
	11,220
Total liabilities and shareholder's equity	$ 13,331

See accompanying notes.

ASCENSION FINANCIAL SOLUTIONS, INC.
STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION
For the period from June 21, 2006 through March 31, 2007

Additions to net assets attributed to:	
Interest income	$ 56
Deductions from net assets attributed to:	
Expenses	
Compensation and related expenses	335,296
Rent	20,570
Professional fees and licenses	16,040
Telephone	774
Adjustment of other assets to net realizable value	51,000
Other operating expenses	12,126
	435,806
Capital contributions	446,970
Change in net assets	11,220
Net assets available for benefits	
Beginning of period	-
End of year	$ 11,220

See accompanying notes.

ASCENSION FINANCIAL SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
For the period from June 21, 2006 through March 31, 2007
(Liquidation Basis of Accounting)

Cash flows from operating activities	
Net loss	$ (435,750)
Adjustments to reconcile net loss to net cash from operating activities	
Change in employee advances	(1,400)
Change in accounts payable and accrued expenses	2,111
Adjustment of other assets to net realizable value	51,000
Net cash from operating activities	(384,039)
Cash flow from investing activities	
Net cash paid to acquire broker-dealer company	(54,000)
Cash flows from financing activities	
Capital contributions	446,970
Net change in cash and cash equivalents	8,931
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 8,931

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Ascension Financial Solutions, Inc. (Company) is a wholly-owned subsidiary of Heartland Holding Company, Inc. (HHC). The Company has one primary location in Bowling Green, Kentucky. The Company planned to operate as an introducing broker using the services of another broker for clearing investment transactions. The primary source of revenue was expected to be commission income received from securities transactions. The Company planned to offer stocks, bonds, mutual funds, annuities and other investment products including limited partnership interest in oil and gas development projects. The Company's plan to transfer the license and conduct business has been denied. See Note 6 for further discussion.

Basis of Presentation: These financial statements are prepared under the liquidation basis of accounting, wherein assets are stated at their net realizable values and liabilities are stated at the estimated amount to be settled.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The carrying value of intangible assets is particularly subject to change.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on the trade date. Interest income from interest bearing deposit accounts is recognized as earned.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Statement of Cash Flows: Cash and time deposits with maturities less than ninety days are considered to be cash equivalents.

Intangible Assets: Intangible assets consist of the value attributed to the broker dealer license acquired through the purchase of an existing broker dealer company (see Note 2). As the license has an indefinite life, it will not be amortized but will be evaluated at least annually for impairment. During the year, the Company recorded a $51,000 charge to earnings to record this asset at its net realizable value (see Note 6).

(Continued)

NOTE 2 - BUSINESS COMBINATIONS

On June 21, 2006, HHC acquired 100% of the outstanding shares of Mantor Watson Securities, Inc. and subsequently changed the name to Ascension Financial Solutions, Inc. Operations were moved from Cincinnati, Ohio to Bowling Green, Kentucky. Operating results of the Company are included in the financial statements since the date of the acquisition. The acquisition was affected to provide a means for a sister company to sell limited partnership interests in oil and gas development projects. The Company also intends to offer stocks, bonds, mutual funds, annuities and other investment products.

The aggregate purchase price was $54,000 cash. The purchase price resulted in approximately $54,000 of intangible assets, attributable to the value of the broker-dealer license. During the year, the Company recorded a $51,000 charge to earnings to record this asset at its net realizable value (see Note 6).

NOTE 3 - RELATED PARTY TRANSACTIONS

HHC is the 100% owner of Heartland Resources, Inc. (HRI), which is a sister company to Ascension Financial Solutions, Inc. HRI provides various managerial and accounting services, as well as rent of office space and equipment to the Company for an agreed upon fee. Rent, accounting and managerial services paid to related parties totaled $20,870 and were included in rent and professional fees in the income statement.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater at March 31, 2007 as these terms are defined. As of March 31, 2007, the net capital required was $5,000.

Net capital and aggregate indebtedness change from day-to-day, but at March 31, 2007, the Company had excess net capital and a net capital requirement of $1,820 and $5,000, respectively. Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

(Continued)

NOTE 5 - REGULATORY MATTER

On February 23, 2007, a cease and desist order was issued to the Company. The cease and desist order indicated that representatives of the Company offered and/or sold gas and oil interest with Alabama, and said interests were not registered. Additionally, the state of Kentucky has filed a complaint against the Company's president related to services provided to a former broker-dealer firm of which he was an employee. The complaint indicated a failure to supervise activities. Management denies all allegations and the matters are still pending resolution.

NOTE 6 - SUBSEQUENT EVENTS

At the time of the acquisition of the Company from Mantor Watson Securities, Inc., NASD approval was required to transfer the registrations necessary to conduct intended business.

In February 2007, the Company received notification from the NASD that approval to conduct business under the current ownership structure was denied. Given the lack of viability to conduct business, management deemed it necessary to liquidate the Company. As such, the financial statements are presented using the liquidation basis of accounting, which required that assets be recorded at their net realizable values and liabilities are stated at estimated amounts to be settled. This resulted in the Company recording a $51,000 charge to earnings to record the broker dealer license at its net realizable value.

On April 1, 2007, the parent company entered into a definitive agreement to sell the Company back to the original owner of Mantor Watson Securities, Inc. Concurrent with that agreement, the owner of Mantor Watson Securities, Inc. agreed to sell the Company to the president of Ascension Financial Solutions, Inc. The sale price and purchase price was $8,000.

SUPPLEMENTARY INFORMATION

ASCENSION FINANCIAL SOLUTIONS, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
March 31, 2007

Total shareholder's equity (Net Assets in Liquidation)	$ 11,220
Deductions and/or charges	
Other nonallowable assets	4,400
Net capital before haircuts on securities	6,820
Haircuts on securities	
Mutual fund investment	-
Net capital	$ 6,820
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 2,111
Total aggregate indebtedness	$ 2,111
Percentage of net capital to aggregate indebtedness	31%
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Net capital	6,820
Excess net capital	$ 1,820

ASCENSION FINANCIAL SOLUTIONS, INC.
RECONCILIATION OF AUDITED COMPUTATION OF
NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
March 31, 2007

There were no material differences noted between the audited computation of net capital with the corresponding unaudited computation.

ASCENSION FINANCIAL SOLUTIONS, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
March 31, 2007

The Company is exempt from computing the Reserve Requirements under Rule 15c3-3 and from including Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company's activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(1) for the rule.

The information on this schedule is in agreement in all material respects with that reported by the Company in the unaudited FOCUS Report, Part II, as of March 31, 2007.



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Ascension Financial Solutions, Inc.
Bowling Green, Kentucky

In planning and performing our audit of the financial statements of Ascension Financial Solutions, Inc. (the Company), as of March 31, 2007 and for the period from June 21, 2006 through March 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

As described in Note 6 to the financial statements, the NASD informed the Company the current ownership as described in Note 2 to the financial statements would not result in a permissible transfer of registrations necessary to conduct intended business.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Chizek and Company LLC

Louisville, Kentucky
July 13, 2007

END